SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            Boundless Corporation (1)
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    101706208
                                 (CUSIP Number)

                                 J. Gerald Combs
                             Morgan Kent Group, Inc.
                           711 Fifth Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 265-1700

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------

(1) Boundless Corporation, formerly known as SunRiver Corporation, was formerly known as All-Quotes, Inc. at the time of the filing of the original Schedule 13D.


                                                     Page 1 of 7 Pages

                                  SCHEDULE 13D
------------------------------
--------------------------
CUSIP No. 101706208                                          Page 2 of 7 Pages
--------------------------------
--------------------------
===========================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Morgan Kent Group, Inc.
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]

(b)  [ ]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
----------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------------
7  SOLE VOTING POWER
   2,150,720 (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         2,150,720 (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWERS
     0
----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,150,720  (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    43.9%
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D
-------------------
------------------------------
CUSIP No. 101706208                                    Page 3 of 7 Pages
-------------------
------------------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   J. Gerald Combs
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------------
7  SOLE VOTING POWER
   356,100 (Includes 355,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   356,100 (Includes 355,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   356,100  (Includes 355,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.4%
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN

                                                   Page 4 of 7 Pages
Item 1.  Security and Issuer

                  This statement constitutes Amendment No. 7 to the Schedule 13D which is filed jointly by Morgan Kent Group, Inc., formerly known as SunRiver Group, Inc. ("Morgan Kent") and J. Gerald Combs ("Mr. Combs"), (collectively, the "Reporting Persons") relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Boundless Corporation, formerly known as SunRiver Corporation and, prior to that, formerly known as All-Quotes, Inc. (the "Issuer"). The Issuer is located at 100 Marcus Blvd., Hauppauge, New
York 11788.

Item 5.  Interest in Securities of the Issuer

                  (a) and (b) As of the close of business on December 22, 1999, Morgan Kent is the beneficial owner of 2,150,720 shares of the Issuers' Common Stock, which is approximately 43.9% of the Common Stock outstanding inclusive of the shares underlying Morgan Kent's options and warrants to purchase 457,502 shares of the Issuer's Common Stock. Mr. Combs is the beneficial owner of 356,100 shares of the Issuers' Common Stock, which is approximately 7.4% of the Common Stock outstanding inclusive of the shares underlying Mr. Combs' options to purchase 355,000 shares of Common Stock (which options are subject to vesting schedules). Morgan Kent disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Mr. Combs; and Mr. Combs disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Morgan Kent.

                  (c) 40,000 shares of the Issuer's Common Stock, beneficially owned by Morgan Kent, were received by Cook Capital Corporation in a foreclosure on an existing secured promissory note . In addition, 63,150 shares of the Issuer's Common Stock, beneficially owned by Morgan Kent, were involuntarily transferred to creditors of Morgan Kent in connection with a judgement execution against Morgan Kent.

                                                         Page 5 of 7 Pages





Item 7.  Material to be Filed as Exhibits

Exhibit                             Description

A Joint Filing Agreement, dated December 22, 1999, among the Reporting Persons.

                                                       Page 6 of 7 Pages


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1999



                                                   MORGAN KENT GROUP, INC.

                                               By:  /s/ J. Gerald Combs
                                              ---------------------------------
                                                  J. Gerald Combs, Chairman


                                                 By: /s/ J. Gerald Combs
                                              ---------------------------------
                                                      J. Gerald Combs

                                                            Page 7 of 7 Pages

                                     Exhibit A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Boundless Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 22nd day of December 1999.



MORGAN KENT GROUP, INC.


By: /s/ J. Gerald Combs
----------------------------
J. Gerald Combs, Chairman


/s/ J. Gerald Combs
-----------------------------
J. Gerald Combs





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